CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MXENERGY HOLDINGS INC.  SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

July 14, 2010

Jennifer Thompson

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:                             MXenergy Holdings Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed October 13, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Filed May 17, 2010

File No. 333-138425

Dear Ms. Thompson:

We submit this letter in response to comments from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 29, 2010, with respect to the above-referenced filings of MXenergy Holdings Inc. (the “Company”).  Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers in the Staff’s comments letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 38

1.                                      Please expand your disclosure in future filings to discuss the extent to which changes in sales are attributable to changes in prices, to changes in the volume or amount of goods or services being sold, or to the introduction of new products or services.  Refer to Item 303(A)(3)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment and agrees that changes in the volume of products sold is an important measure of the Company’s performance.  Accordingly, in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, the Company disclosed the impact of changes in volume for each period under the MD&A heading “Natural Gas Gross Profit— Volume Impact” for the natural gas segment and under the heading “Electricity Gross Profit” for the electricity segment.  The Company respectfully advises the Staff that, as a marketer of natural gas and electricity, it has little or no influence over commodity prices, which represent the most significant component of the amounts of sales and cost of sales for commodity volumes delivered to customers.  The Company’s sales prices are generally developed based on targeted gross profit for each unit of commodity sold (as opposed to a target gross margin based on a percentage of sales) for a particular market area.  Changes in the prices the Company charges to its customers are primarily in response to actual or anticipated changes in the market price of natural gas and electricity commodity.  Therefore, the Company believes that quantifying the components of its gross profit attributable to natural gas and electricity delivered to customers, and explaining significant changes in gross profit before the effects of risk management activities, provides the best analysis of operating results for readers of the Company’s financial reports.

In future filings with the Commission, the Company will expand the discussion of the factors that impact changes in gross profit and gross profit per commodity unit sold.  In order to clarify the analysis of natural gas gross profit, the Company’s future filings will include a table to summarize the impacts of the following factors on the comparability of gross profit and gross profit per unit sold: (1) timing differences related to valuation of natural gas storage inventories that have not been hedged with forward sales; (2) fee income for natural gas and electricity; and (3) the impact of volume variances resulting from such factors as weather and changes in customer counts and unit pricing for natural gas and electricity.

With respect to the Company’s disclosure related to the fiscal year ended June 30, 2009 versus the fiscal year ended June 30, 2008, it will add the following table to future filings to summarize the factors affecting gross profit and gross profit for each unit of natural gas commodity sold.  Related commentary will address material variances in the table, including volume variances and unit pricing.

	Fiscal Year Ended June 30,
	2009		2008
	Amount	Amount per MMBtu Sold	Amount	Amount per MMBtu Sold
	(in thousands)

Gross profit (before unrealized gains (losses) from risk management activities)	$97,968	$1.79	$105,303	$1.94
Add (less) the relative cost (benefit) during the period associated with commodity price volatility and economic hedging activity:
Weighted-average cost of gas methodology (1)	794	0.01	(1,376)	(0.03)
Realized (gains) losses from risk management activities associated with natural gas inventory at end of period (1)	13,203	0.24	(4,826)	(0.09)
	111,965	2.04	99,101	1.82
Fee income	(20,796)	(0.38)	(18,833)	(0.35)
Amount attributable to natural gas delivered to customers	$91,169	$1.66	$80,268	$1.47

(1)  Impacts associated with the Company’s weighted-average cost of gas methodology for inventory valuation and realized gains and losses from risk management activities associated with natural gas inventory are described in the “Results of Operations— Gross Profit By Business Segment— Natural Gas Gross Profit” MD&A section of the Company’s annual and quarterly filings with the Commission.

Since the Company does not maintain electricity inventory, electricity gross profit is affected primarily by volumes sold and unit pricing.  In response to the Staff’s comment, the Company’s future filings will expand the commentary related to electricity unit pricing.

Critical Accounting Policies, page 53

2.                                      Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results.  Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  Please refer to SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that:

•                                          The critical accounting policies disclosures, beginning on page 53 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, include a discussion of the assumptions and uncertainties that underlie its critical accounting estimates.  In its future filings, the Company will expand these disclosures to quantify and provide an analysis of the impact of critical accounting estimates on its financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.

•                                          For those critical estimates where it is reasonably quantifiable, the Company will include in future filings a quantitative and qualitative analysis of the sensitivity of reported results to changes in its assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

Goodwill, page 54

3.                                      You disclose that you use a discounted cash flows methodology for your goodwill impairment testing but later indicate that you have elected to use a valuation technique based on a multiple of earnings for goodwill impairment testing purposes.  Please explain this apparent inconsistency and revise future filings accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, for its goodwill impairment testing, it uses a combination of methods to estimate the fair value of the natural gas reporting unit, including a discounted cash flows methodology for near-term estimable earnings, and a discounted multiple of earnings methodology to estimate a terminal value.  As disclosed in the Company’s “Critical Accounting Policies” commentary, this methodology incorporates several critical estimates, including multiples of past and future earnings.  The Company will revise future filings to clarify the description of its combined methodology for goodwill impairment testing.

4.                                      Given the continued challenging economic conditions, please consider the following guidance for future filings.  Please clearly indicate how you determine your reporting units for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit.  Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test.  Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value.  If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment.  Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•                                          The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                                          The amount of goodwill allocated to the reporting unit;

•                                          A description of the methods and key assumptions used and how the key assumptions were determined;

•                                          A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                                          A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that:

•                                          As disclosed on page 54 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, goodwill of $3.8 million at June 30, 2009 represented the excess of purchase price over the fair value of identifiable net assets acquired in a purchase acquisition during fiscal year 2007.   The goodwill was assigned entirely to the Company’s natural gas business segment since the customers acquired in the acquisition were natural gas accounts.  Therefore, the Company’s goodwill impairment testing relates entirely to the natural gas business segment.

•                                          As disclosed on page 54 of the Annual Report on Form 10-K for the fiscal year ended June 30, 2009, goodwill assigned to the natural gas business segment was not at risk for impairment as of June 30, 2009.  Based on the impairment testing performed as of that date, the estimated fair value of the natural gas business segment was more than 30 times its carrying value.

•                                          The Company will consider the Staff’s guidance relating to goodwill for its future filings and will expand its disclosures accordingly if its goodwill is at risk of impairment during any future reporting period.

Financial Statements, page 65

Report of Independent Registered Public Accounting Firm, page 66

5.                                      We note that your auditors have excluded their signature from this report.  Please amend your filing to include a report signed by your auditors.  See Rule 2-02 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company received an appropriately executed Report of Registered Public Accounting Firm prior to filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2009.  The conformed signature of the Company’s independent registered public accounting firm, Ernst & Young LLP, was omitted from the filing due to a typographical error.  The Company filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended June 30, 2009 with the Commission on July 8, 2010 to include a signed report of the Company’s independent registered public accounting firm.

Consolidated Statements of Cash Flows, page 70

6.                                      We note your disclosure on page 73 that restricted cash consists of funds required as security for letters of credit and surety bonds, contingent consideration escrow funds, and deposits received from customers.  Considering the security funds appear to relate to financing activities and the acquisition escrow funds appear to relate to investing activities, please clarify why you classify restricted cash within operating activities on your statements of cash flows.  If you classify customer deposits as liabilities, please also tell us how you determined classification within operating activities and not financing activities was appropriate.  In your response, please also confirm that your restricted cash activities relate to actual cash inflows and outflows and not to reclassifications between unrestricted and restricted accounts.

The Company acknowledges the Staff’s comments and respectfully advises the Staff of the following:

•                  The Company generally obtains letters of credit and surety bonds to secure anticipated liabilities in connection with commodity supply, transportation, storage and hedging arrangements.  Such activities relate directly to the acquisition, transportation, storage and hedging of commodity that will ultimately be sold to the Company’s customers.  According to the definition of operating activities included in FASB ASC 230-10-20, operating activities generally involve producing and delivering goods and providing services.  Therefore, the Company deems any cash deposits required to collateralize these letters of credit to be operating activities.

•                  Contingent consideration escrow funds relate to acquisitions, which are reported as investing activities.  However, contingent consideration escrow account balances of approximately $0 and $0.5 million at June 30, 2009 and 2008, respectively, and related activity were deemed by the Company to be immaterial to warrant separate disclosure, and therefore were included in the change of restricted cash reported in operating activities.

•                  Customer deposits are recorded in accounts payable and accrued liabilities on the consolidated balance sheets.  Such amounts are held as security against customer accounts receivable, which are a direct result of delivering natural gas or electricity commodity to customers.  Therefore, such deposits are deemed to be operating in nature, according to the definition of operating activities included in FASB ASC 230-10-20.  Customer deposits do not meet the definition of financing activities included in FASB ASC 230-10-20, as they are not intended to provide a return for the customer or to be long-term in nature.

•                  Finally, the $74.8 million use of cash for fiscal year 2009 includes an actual cash outflow of $75.0 million from unrestricted cash to a separate restricted cash account to provide collateral for letters of credit outstanding under the Company’s former credit facility.  Such collateral funds remained on the Company’s consolidated balance sheet, and activity related to these funds was deemed to constitute operating cash activity.  As a result of amendments to the Company’s former credit facility, this new restricted cash account was held by the former credit facility provider and was fully restricted for use by the Company other than as collateral for outstanding letters of credit.  Such collateral was released from the restricted cash account to cash and cash equivalents during the quarter ended September 30, 2009, in connection with the Company’s debt and equity restructuring that was completed in September 2009 (the “Restructuring”).

7.                                      We note your disclosure on page 74 that customer acquisition costs consist of customer contracts acquired through acquisitions and business combinations and direct sales and advertising costs.  Please tell us how your classification of direct sales and advertising costs within investing activities complies with FASB ASC 230-10-45-13.  Also tell us how much of the customer acquisition cost balance at each balance sheet date was comprised of direct sales and advertising costs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the direct sales and advertising component of customer acquisition costs consists of the following capitalized costs: (1) direct-response hourly telemarketing costs; and (2) non-hourly telemarketing and door-to-door marketing costs incurred through independent third parties, which are associated with proven customer generation.  Such costs are deferred on the consolidated balance sheets and amortized over their estimated useful life of 3 years.  As a component of customer acquisition costs, these deferred costs represent the costs of acquiring customers on which the Company relies for generation of future revenues.  As such, they are deemed to be “other productive assets” within the definition of investing activities in FASB ASC 230-10-45-13.

As summarized in Note 9 of the Company’s consolidated financial statements for the fiscal year ended June 30, 2009, the direct sales and advertising costs component of customer acquisition costs, net of accumulated amortization, was approximately $21.7 million and $20.6 million at June 30, 2009 and 2008, respectively.

Note 2.  Significant Accounting Policies, page 71

Collections of Sales Tax, page 72

8.                                      Please tell us and disclose in future filings if you present sales tax collected from customers on a gross or net basis.  See FASB ASC 605-45-50-3 and 50-4.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that sales tax collected from customers is presented on a net basis in the consolidated financial statements.  The Company intends to provide the following disclosure in the consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2010:

Collections of Sales Tax

Sales tax is added to customer bills for many of the markets served by the Company.  Sales tax collected from customers on behalf of governmental entities is recorded on a net basis.  Such amounts are excluded from the Company’s revenues and are recorded in accounts payable and accrued liabilities on the consolidated balance sheets until they are remitted to the appropriate governmental entities.

Note 18.  Common Stock, page 97

9.                                      Please tell us in further detail and revise future filings to disclose how you determine the grant date price of your stock-based compensation awards.  Please also tell us and disclose the methods you use to estimate the inputs used in your Black-Scholes-Merton option pricing model, such as expected volatility, term, risk-free interest rate, and forfeiture rate.  See FASB ASC 718-10-50-2(f).

The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

•                  The Company’s common stock is not publicly traded.  Therefore, there is no readily available source of data to estimate the fair value of the Company’s common stock for the purpose of establishing the grant date price of its stock-based compensation awards.  As disclosed in Note 2 of the consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, the Company obtains an independent valuation of the fair value of its common stock at June 30 of each fiscal year.  For the three-month periods ended September 30, December 31, and March 31 of each fiscal year, the Company calculates the fair value its common stock using an internally-developed model that approximates the independent model.

•                  The grant date price assigned to stock compensation awards is generally determined from the Company’s most recently completed quarter-end stock valuation model, unless any matters arose during the time between the most recent quarter-end model and the grant date that would have had a material impact on the grant date price.

•                  The Company last granted stock options during fiscal year 2007.  Note 12 of the Company’s consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2007 included the following disclosures regarding the key assumptions used in the option pricing model and the methods used to develop such assumptions:

The fair value of each option award granted subsequent to June 30, 2006, is estimated on the date of grant using a Black-Scholes-Merton option valuation model, which includes assumptions regarding the expected volatility, expected term and interest rate. The Company has determined that it is not practicable to estimate the expected volatility of its share price as it is a non-public company with limited historical stock price data. Expected volatilities are estimated by the Company based on historical realized volatilities of comparable publicly traded company stock prices over a period of time commensurate with the expected term of the option award. The Company utilized a range of volatilities of 14%-18% to calculate the fair value of option awards granted during the year ended June 30, 2007. The Company utilizes the “shortcut approach” as described in Staff Accounting Bulletin No. 107, an interpretation of SFAS No. 123R, to determine the expected term of option awards. The “shortcut approach” is calculated based on the mid-point between the vesting date and the end of the contractual term of the option award. Interest rates are based on the risk free interest rate, determined as the implied yield on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the option award. The Company utilized a range of interest rates of 4.5%-4.7% to calculate the fair value of option awards granted during the year ended June 30, 2007. The Company estimates no dividends when valuing option awards as the Company has never issued dividends and currently does not expect to issue dividends in the future. The Company uses historical data to estimate option award forfeiture rates and such forfeiture rates are further determined based on separately identified employee groups whom are expected to have similar behavior patterns. Compensation expense for option awards subject to graded vesting is recognized based on the accelerated attribution method as specified in FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”

•                  The Company did not grant stock options during fiscal years 2009 or 2008.  In connection with the Restructuring, all of the Company’s outstanding stock options were cancelled and the Company’s three stock compensation plans were terminated.  Therefore, at the time that the Company filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, there were no stock options outstanding, and the Company did not have the ability to grant new options.

•                  The Company recorded just $1.1 million of expense associated with outstanding stock options during fiscal year 2009.  Due to the immaterial amount of expense recorded and the fact that all outstanding options were cancelled, the Company concluded that additional detailed disclosures regarding the methods used to estimate the assumptions used in its option pricing model were no longer useful to readers of its financial statements.

•                  The Company acknowledges the disclosure requirements regarding key assumptions used in its option pricing model, and intends to provide such disclosures in future filings that include a period during which material stock options are granted.

Disclosure Controls, page 113

10.                               We advise you that your definition of disclosure controls and procedures is incomplete.  Please revise future filings to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is:

•                                          recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; and

•                                          accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

See Exchange Act Rule 13a-15(e) and 15d-15(e).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, it intends to provide the following disclosure as Item 9A of its Annual Report on Form 10-K for the fiscal year ended June 30, 2010:

“We maintain a system of internal control over financial reporting and disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.”

Internal Control Over Financial Reporting, page 113

11.                               We note that errors were identified during the year-end financial statement close process and audit for the fiscal year ended June 30, 2009.  Please tell us the nature of each error and when and how each error was detected.  Please also tell us your basis for recording the cumulative effect of the errors in income during the fourth quarter rather than restating any historical financial statements in accordance with FASB ASC paragraphs 250-10-45-23 and 45-26.  In responding to our comment, please provide us with your qualitative and quantitative assessment of materiality for the quarterly and annual periods presented which supports your conclusion that these adjustments are not material to your historical financial statements.  In your response, please provide a table for each quarterly and annual historical period impacted that shows the “as reported” and “as adjusted” amounts.  The “as adjusted” columns should reflect the amounts that would have appeared in your historical financials had you originally accounted for each item appropriately.  Please also refer to SAB Topic 99.

The Company acknowledges the Staff’s comment and respectfully advises the Staff of the nature of each error, including when and how the error was detected, as follows:

[*]

The Company completed an analysis of these adjustments as part of a broader analysis of out-of-period adjustments that also included the effects of unrecorded adjustments resulting from the quarterly reviews and annual audits of its financial statements by its independent registered accounting firm.  For this analysis, the Company considered the provisions of FASB ASC 250-10-45 and SAB Topic 99.  The Company also considered the materiality of net quantitative impacts of the errors on each quarterly and annual reporting period, which are summarized in Exhibit I of this response letter.

As disclosed in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, management, analysts, creditors and investors measure the Company’s performance based on Adjusted EBITDA.  This measure was the primary (but not the sole) focus for the Company’s considerations of the net quantitative impacts of the errors.  As illustrated in Exhibit I, there were no significant effects of unrecorded adjustments on the amounts reported for fiscal 2007.  The effects of unrecorded adjustment impacts on the interim and full-year periods in fiscal 2008 and 2009 were also concluded to be immaterial based upon the following considerations.

In the fourth quarter of fiscal 2008, interest expense was overstated by [*]%, however the unrecorded adjustment did not have a significant impact on the prior quarters (ranging from [*]% to [*]%) or interest expense for the full year ([*]%).  The aggregate impact of all unrecorded adjustments to the fourth quarter of fiscal 2008 resulted in an immaterial [*]% increase to pre-tax income and [*]% increase in Adjusted EBITDA.  In the first quarter of fiscal 2009, interest expense was understated by [*]%; however, again, the unrecorded adjustment did not have a significant impact on the subsequent quarters (ranging from [*]% to [*]%) or interest expense for the full year ([*]%).  The aggregate impact of all adjustments to the first quarter of fiscal 2009 was an immaterial [*]% increase in pre-tax income and [*]% decrease in Adjusted EBITDA.

The Company also considered several qualitative factors in order to assess the materiality of the errors, based on the guidance in SAB Topic 1M — “Materiality.”  Our qualitative considerations included the following:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Recorded amounts for sales of natural gas and electricity, cost of goods sold, natural gas inventories, bad debt expense and amortization of customer acquisition costs are generally deemed to be subject to some degree of imprecision, due to heavy reliance on internally-developed methodologies and models for estimating amounts recorded in the general ledger.  The Company utilizes key assumptions in these models that are based on the best information available at the time they are used, but which are always subject to revision based on actual experience that may not have been within the Company’s ability to control.

By contrast, interest expense, most G&A expenses and marketing expenses are generally items that can be measured fairly precisely.  Certain immaterial adjustments described above arose as a result of calculation errors (e.g., allowance for doubtful accounts and interest expense) that were not due to the imprecise nature of the item.

•                  whether the misstatement masks a change in earnings or other trends, or whether the misstatement changes a loss into income or vice versa.

As described in the MD&A of the Company’s filings with the Commission, the Company’s key financial earnings measure is Adjusted EBITDA.  Correction of the net impact of the errors would not have had a material impact on Adjusted EBITDA for any reporting period in fiscal years 2009 or 2008.  Additionally, correcting the errors would not change Adjusted EBITDA from a positive to a negative result for any of the reporting periods.  Nor would it have significantly revised the analysis of comparative quarterly and year-to-date data included in Commission filings during fiscal years 2008 or 2009.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

There are no “consensus expectations” for the quarterly or year-to-date operating results of the Company.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The errors impacted the natural gas and, to a lesser extent, the electricity operating segments.  The Company’s assessment and conclusions here are the same as its assessment for overall trends noted above.  The misstatements would not impact the financial trends or disclosures regarding business segments in any material way that would have influenced the judgment of a reasonable person relying on the report.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements.

The sales tax liability error resulted in misstatement of certain quarterly sales tax filings.  The Company communicated the issue with the taxing authority, and paid all delinquent tax liabilities.  The Company accrued immaterial amounts of interest and penalties during the quarter ended June 30, 2009.  The Company does not believe that there will be any additional implications with any taxing authority as a result of this error.

There are no other known regulatory issues associated with the out-of-period adjustments.

•                  whether the misstatement affects the registrant’s compliance with loan covenants or contractual requirements.

The Company reviewed the impact of the net errors on its debt covenant calculations as of June 30, 2009 and 2008 and for the quarterly periods during fiscal years 2009 and 2008.  Except for one covenant for September 30, 2008, the Company concluded that the cumulative impact of the adjustments did not have a material impact on the debt covenant calculations for any of the quarterly or year-end periods.

[*]

•                  whether the misstatement has the effect of increasing management’s compensation —  for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The errors did not affect the achievement of any performance targets and had no impact on management’s compensation or bonuses.

•                  whether the misstatement involves concealment of an unlawful transaction.

Based on the Company’s analysis, it concluded that none of the adjustments involved concealment of any fact or unlawful transaction by any employee of the Company.

•                  whether seasonality of the business had an effect on the relative impact of the misstatement for any reporting period.

The Company’s business is very seasonal.  Historically, the Company’s operational activities reach their annual low point during the fourth quarter of its fiscal year, after the winter heating season has passed.  Therefore, any out-of-period adjustments recorded during the fourth quarter of the Company’s fiscal year will have a disproportionate impact on fourth quarter results, as compared with equivalent adjustments recorded during other quarters.

After consideration of all quantitative and qualitative factors, management of the Company concluded that the judgment of a reasonable person would not have been changed or influenced by inclusion of the errors or exclusion of the adjustments, considered on a gross or net basis, for any of the quarterly or annual reporting periods to which they relate.  Therefore, management concluded that these errors and subsequent adjustments, considered on a gross or net basis, did not result in a material misstatement of the Company’s consolidated financial statements for the respective reporting periods that they relate.

The quantitative analysis included in Exhibit I of this response letter provides “as reported” and “as adjusted” consolidated income statement amounts for the fiscal years ended June 30, 2007, 2008 and 2009 and for each quarterly reporting period during fiscal years 2008 and 2009.

12.                               We note that you have provided management’s report on internal control over financial reporting twice, once on page 113 and again on page 115.  As the disclosures in these two management reports differ, and to avoid possible confusion, please revise future filings to provide one comprehensive management report on internal control over financial reporting, containing all disclosures required by Item 308T(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings it will provide one comprehensive management report on internal control over financial reporting, containing all disclosures required by Item 308T(a) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Notes to Condensed Consolidated Financial Statements (Unaudited), page 8

Note 3.  Debt and Equity Restructuring, page 9

13.                               We note that your restructuring included a debt exchange transaction that was accounted for as a troubled debt restructuring.  Please address the following items:

•                                          Citing authoritative accounting guidance, please tell us how you determined that you were experiencing financial difficulty and that your creditor granted you concessions.

•                                          Please confirm that you have not deferred any restructuring gains.  In doing so, please clarify that the remaining carrying amount of the payable did not exceed the total future cash payments specified by the terms of the debt remaining unsettled after the restructuring.  See FASB ASC 470-60-35-8.

•                                          Provide us with the journal entries you recorded related to your troubled-debt restructuring exchange.

The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

•                                          The Company considered the provisions of FASB ASC 470-60-15-5 through 8 when determining that the debt exchange transaction included in the Restructuring should be accounted for as a troubled debt restructuring.  Due to severe strains on the Company’s financial and liquidity position, the bond holders granted concessions to the Company that it would not otherwise have considered.  Such concessions included:  (i) bond holder acceptance of 33,940,683 unregistered shares of Class A Common Stock in exchange for a significant portion of their registered bond holdings prior to the Restructuring; (ii) an extension of the bond maturity date from August 1, 2011 to August 1, 2014; and (iii) agreeing to subordination terms with the Company’s new supply and hedge provider.  At the time of the Restructuring, the Company could not obtain funds at or near market interest rates from sources other than the existing bond holders.

•                                          The Company confirms that it did not defer any gains as a result of the Restructuring.  As of the date of the Restructuring, the future cash payments specified by the terms of the debt remaining unsettled after the Restructuring exceeded the remaining carrying amount of the debt by approximately $63.0 million.

•                                          The Company recorded the following journal entries as a result of the Restructuring:

Entry #1:  To record the exchange of Floating Rate Notes due 2011 for cash, Fixed Rate Notes due 2014 and Class A Common Stock:

Financial Statement Line Item	Debit	Credit
	(in thousands)

Floating rate notes due 2011	$158,787	$—
Discount on issuance of fixed rate notes due 2014	17,800	—
Cash and cash equivalents	—	26,700
Fixed rate notes due 2014	—	67,751
Class A common stock	—	339
Additional paid in capital	—	81,797

Entry #2:  To record Class B Common Stock issued to the Company’s new commodity supply and hedge provider, as required by the supply and hedge provider as a condition for consummation of the agreement:

Financial Statement Line Item	Debit	Credit
	(in thousands)

Deferred debt issue costs	$9,045	$—
Class B common stock	—	40
Additional paid in capital	—	9,005

Entry #3:  To record Class C Common Stock issued to the former holders of the Company’s redeemable, convertible preferred stock and to reclassify previous revaluations of redeemable, convertible preferred stock to retained earnings:

Financial Statement Line Item	Debit	Credit
	(in thousands)

Redeemable, convertible preferred stock	$54,633	$—
Class C common stock	—	119
Additional paid in capital	—	28,589
Retained earnings	—	25,925

Entry #4:  To record retirement of common stock previously issued to the Company’s common shareholders and to record Class C Common Stock issued to those shareholders:

Financial Statement Line Item	Debit	Credit
	(in thousands)

Common stock	$47	$—
Class C common stock	—	45
Additional paid in capital	—	2

Entry #5:  To record accelerated amortization of issuance discount and deferred debt issue costs related to the Floating Rate Notes due 2011 exchanged in the Restructuring:

Financial Statement Line Item	Debit	Credit
	(in thousands)

Interest expense	$3,139	$—
Floating rate notes due 2011	—	1,478
Deferred debt issue costs	—	1,661

14.                               Based on your page 11 disclosures, it appears you valued your Class A and Class C shares at $2.42 per share on the September 22, 2009 restructuring date and your Class B shares at $2.25 per share.  Please address the reasons why the values differ and how the values are derived.  Please also disclose in future filings within your financial statement footnotes the pertinent rights and privileges of the various securities outstanding.  See FASB ASC 505-10-50-3.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its various classes of common stock were valued on the closing date of the Restructuring as follows:

•                  Class A Common Stock was valued at $2.42 per share;

•                  Class B Common Stock was valued at $2.26 per share;

•                  Class C Common Stock issued to non-employees of the Company, including shares issued to former holders of the Company’s redeemable, convertible preferred stock, was valued at $2.42 per share; and

•                  Class C Common Stock issued to employees of the Company was valued at $2.10 per share.

The fair values of the various classes of common stock as of the closing date of the Restructuring were determined with the assistance of an independent third-party valuation company.  Such common stock fair values differ because they reflect differing discounts for lack of marketability.   The different discounts are based primarily on the differing rights, privileges and limitations of each class of common stock, which are disclosed in Note 16 of the consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.  Such differences include:

•              Holders of the Class A Common Stock are not subject to any transfer restrictions and are entitled to designate five directors to the Company’s Board of Directors.

•              Shares of Class B Common Stock will convert to shares of Class C Common Stock if the holder of the Class B Common Stock, which is also the Company’s exclusive supply and hedge provider, sells any of its shares (subject to certain exceptions defined in the Amended and Restated Certificate of Incorporation) or if all of the Company’s obligations under its supply and hedging facility have been paid in full and all commitments pursuant to the Commodity Supply Facility have been terminated.  The holder of Class B Common Stock is entitled to designate one director to the Company’s Board of Directors.

•              Holders of Class C Common Stock who are current or former employees of the Company or any of its subsidiaries may not transfer their shares (except by will or in connection with customary estate planning) until the third anniversary of the closing date of the Restructuring and, in the case of shares acquired pursuant to the Company’s management incentive plan, as otherwise provided in the management incentive plan.  Transfers of shares of Class C Common Stock are subject to a right of first refusal in favor of the holders of shares of Class A Common Stock and the holder of Class B Common Stock.  Holders of Class C Common Stock are entitled to nominate and elect two directors to the Company’s Board of Directors.

For its Annual Report on Form 10-K for the fiscal year ended June 30, 2010, the Company will consider and, to the extent appropriate, expand the disclosures within its financial statement footnotes pertaining to the rights and privileges of the various securities outstanding, in accordance with the Staff’s guidance and FASB ASC 505-10-50-3.

Controls and Procedures, page 64

15.                               We note that your management did not provide a conclusion on the effectiveness of your disclosure controls and procedures as of quarter end.  Please amend each quarterly report issued during the fiscal year ended June 30, 2010 to provide management’s conclusion as of the end of the period covered by your quarterly reports.  See Item 307 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company filed Amendment No. 1 to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, Amendment No. 1 to its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009 and Amendment No. 1 to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, with the Commission on July 8, 2010 to provide management’s conclusion on the effectiveness of its disclosure controls and procedures as of the end of the period covered by such quarterly reports.

16.                               Please clarify why, despite the material weakness identified as of your prior fiscal year-end, there were no changes in your internal control over financial reporting during the nine months ended March 31, 2010.  Please also tell us and expand your disclosures in future filings to discuss the specific steps that the company has taken, if any, to remediate the material weakness.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the material weakness represents the aggregation of certain significant deficiencies that were identified during the Company’s financial statement close process and during the audit of the Company’s June 30, 2009 financial statements.  To remedy the material weakness, the Company identified certain controls that were designed with the intent to mitigate the risk of potential future misstatements that could result from the significant deficiencies.  Although the Company implemented several controls and processes during the first nine months of fiscal year 2010 to address the material weakness, such controls have not been adequately tested for effectiveness as of March 31, 2010.  Therefore, as of March 31, 2010, the material weakness had not been remedied and management’s conclusion that internal control over financial reporting was not effective remains unchanged.  The Company will expand the disclosure in future filings to reflect the status of its remediation of the material weakness.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing responses, please do not hesitate to contact me at (203) 356-1318.

Sincerely,

/s/ Jeffrey Mayer
Jeffrey Mayer
President and Chief Executive Officer

cc:         Andrew Blume, Staff Accountant, Securities and Exchange Commission

Exhibit I

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